Filed Pursuant to Rule 424(b)(5)
Registration File No. 333-239004
Prospectus Supplement (to Prospectus dated June 23, 2020)
8,000,000 Shares

Denny’s Corporation
Common Stock
We are offering 8,000,000 shares of our common stock, par value $0.01 per share.
Our common stock is traded on the Nasdaq Capital Market under the symbol “DENN.” On June 30, 2020, the closing price of our common stock on the Nasdaq Capital Market was $10.10 per share.
Investing in our common stock involves certain risks. See “Risk Factors” beginning on page S-7 of this prospectus supplement.
Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.
	Per Share	Total
Public Offering Price	$9.15	$73,200,000
Underwriting Discount	$0.41175	$3,294,000
Proceeds, before expenses, to Denny’s	$8.73825	$69,906,000
We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus supplement, to purchase up to 1,200,000 additional shares of our common stock from us at the public offering price less the underwriting discount.
The underwriters expect to deliver the shares of common stock on or about July 6, 2020.
Joint Book-Running Managers
Wells Fargo Securities	SunTrust Robinson Humphrey	Citizens Capital Markets	Regions Securities LLC
Co-Managers
BNP PARIBAS	Fifth Third Securities	MUFG
Blaylock Van, LLC	C.L. King & Associates	Wedbush Securities
The date of this prospectus supplement is July 1, 2020.

Prospectus Supplement
Base Prospectus
Unless we have indicated otherwise, references in this prospectus supplement to “Denny’s,” the “Company,” “we,” “us” and “our” or similar terms are to Denny’s Corporation, a Delaware corporation, and it subsidiaries.

ABOUT THIS PROSPECTUS SUPPLEMENT
This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering. The second part is the accompanying prospectus, which gives more general information, some of which may not apply to this offering. Generally, the term “prospectus” refers to both parts combined. Both this prospectus supplement and the accompanying prospectus include or incorporate by reference important information about us and other information you should know before investing in our common stock. This prospectus supplement also adds, updates and changes information contained or incorporated by reference in the accompanying prospectus. To the extent that any statement we make in this prospectus supplement is inconsistent with the statements made in the accompanying prospectus, the statements made in the accompanying prospectus are deemed modified or superseded by the statements made in this prospectus supplement.
This prospectus supplement, the accompanying prospectus and any free-writing prospectus that we file with the SEC contain and incorporate by reference information that you should consider when making your investment decision. We have not, and the underwriters have not, authorized any other person to provide you with additional or different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should assume that the information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein, is accurate as of its date. Our business, financial condition, results of operations and prospects may have changed since the date of that information.
We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.
S-ii

WHERE YOU CAN FIND MORE INFORMATION
We file reports, proxy statements and other information with the SEC. The SEC maintains a website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov. Information about us, including our SEC filings, is also available at our website investor.dennys.com. However, the information on our website is not incorporated by reference or deemed to be a part of this prospectus or any prospectus supplement.
This prospectus constitutes part of a registration statement on Form S-3 that we filed with the SEC under the Securities Act of 1933, as amended (the “Securities Act”). As permitted by the rules and regulations of the SEC, this prospectus omits some of the information, exhibits and undertakings included in the registration statement. You may read and copy the information omitted from this prospectus but contained in the registration statement, as well as the periodic reports and other information we file with the SEC, at the addresses and Internet sites listed above.
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
We have elected to “incorporate by reference” certain information into this prospectus. By incorporating by reference, we can disclose important information to you by referring you to another document we have filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for information incorporated by reference that is superseded by information contained in any document we subsequently file with the SEC that is incorporated or deemed to be incorporated by reference in this prospectus or that is otherwise superseded by the information contained in this prospectus. Likewise, any statement in this prospectus or any document which is incorporated or deemed to be incorporated by reference herein will be deemed to have been modified or superseded to the extent that any statement contained in any document that we subsequently file with the SEC that is incorporated or deemed to be incorporated by reference herein modifies or supersedes that statement. We are incorporating by reference the following documents that we have previously filed with the SEC (other than information in such documents that is deemed not to be filed):
•	our Annual Report on Form 10-K for the fiscal year ended December 25, 2019 (including portions of our definitive proxy statement on Schedule 14A filed with the SEC on April 9, 2020);
•	our Quarterly Report on Form 10-Q for the quarter ended March 25, 2020;
•
our Current Reports on Form 8-K filed with the SEC on February 4, 2020, March 4, 2020, March 16, 2020 (excluding Item 7.01 and Exhibit 99.1), April 7, 2020 (excluding Item 2.02), May 4, 2020 (excluding Item 2.02 and Exhibit 99.1), May 14, 2020 (excluding Item 2.02 and Exhibit 99.1) and May 27, 2020; and

•
the description of our common stock set forth in our Registration Statement on Form 8-A filed with the SEC on January 7, 1998 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including any amendment or report filed for the purpose of updating such description.

Any further filings we make with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering of the common stock made hereby also will be incorporated by reference in this prospectus supplement (other than information in such documents that is deemed not to be filed).
We will provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus has been delivered, on the written or oral request of that person, a copy of any or all of the documents referred to above which have been or may be incorporated by reference in this prospectus other than exhibits to these documents, unless the exhibits are also specifically incorporated by reference herein. Requests for copies should be directed to Denny’s Corporation, 203 East Main Street, Spartanburg, South Carolina, 29319-0001, Attention: Investor Relations; telephone number (864) 597-8000. The information relating to us contained in this prospectus does not purport to be complete and should be read together with the information contained in the documents incorporated or deemed to be incorporated by reference in this prospectus.
Descriptions in this prospectus or in any document incorporated by reference herein or therein of contracts or other documents are not necessarily complete and, in each instance, reference is made to the copies of these contracts or other documents incorporated by reference in this prospectus.
S-iii

CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING STATEMENTS
This prospectus and the documents incorporated by reference herein include forward-looking statements within the meaning of Private Securities Litigation Reform Act of 1995, as codified in Section 27A of the Securities Act, and Section 21E of the Exchange Act. The Company urges caution in considering its current trends and any outlook on its operations and financial results disclosed in this prospectus and the documents incorporated by reference herein. In addition, certain matters discussed in this prospectus and the documents incorporated by reference herein may constitute forward-looking statements. These forward-looking statements, which reflect the Company’s best judgment based on factors currently known, are intended to speak only as of the date such statements are made and involve risks, uncertainties, and other factors that may cause the actual performance of Denny’s Corporation, its subsidiaries, and underlying restaurants to be materially different from the performance indicated or implied by such statements. Words such as “expect”, “anticipate”, “believe”, “intend”, “plan”, “hope”, and variations of such words and similar expressions are intended to identify such forward-looking statements. Except as may be required by law, the Company expressly disclaims any obligation to update these forward-looking statements to reflect events or circumstances after the date of this prospectus supplement or to reflect the occurrence of unanticipated events. Factors that could cause actual performance to differ materially from the performance indicated by these forward-looking statements include, among others: the rapidly evolving COVID-19 pandemic and related containment measures, including the potential for further operational disruption from government mandates affecting restaurants; economic, public health, social and political conditions that impact consumer confidence and spending, including with respect to social unrest and COVID-19; competitive pressures from within the restaurant industry; the level of success of our operating initiatives and advertising and promotional efforts; adverse publicity; health concerns arising from food-related pandemics, outbreaks of flu viruses, such as avian flu, or other diseases; changes in business strategy or development plans; terms and availability of capital; regional weather conditions; overall changes in the general economy (including with regard to energy costs), particularly at the retail level; political environment (including acts of war and terrorism); and other factors from time to time set forth in the Company’s SEC reports and other filings, including but not limited to the risks and uncertainties described under the heading “Risk Factors” in this prospectus supplement, the discussion in Management’s Discussion and Analysis and the risks identified in Item 1A. Risk Factors contained in the Company’s Annual Report on Form 10-K for the year ended December 25, 2019, the Company’s Quarterly Report on Form 10-Q for the quarter ended March 25, 2020 and in the Company’s subsequent reports it files with the SEC from time to time.
S-iv

NON-GAAP FINANCIAL MEASURES
In this prospectus supplement, we have included Same-Store Sales, Total System Sales, Total Operating Margin, Company Restaurant Operating Margin, Franchise Operating Margin, Adjusted EBITDA, Adjusted Free Cash Flow, Adjusted Net Income and Adjusted Net Income Per Share which are “non-GAAP” financial measures. A non-GAAP financial measure is a financial measure that has not been prepared in a manner that complies with generally accepted accounting principles in the United States of America (“GAAP”).
•
Same-Store Sales include sales at Company restaurants and non-consolidated franchised and licensed restaurants that were open during the same period in the prior year. Total operating revenue is limited to Company restaurant sales and royalties, advertising revenue, fees and occupancy revenue from non-consolidated franchised and licensed restaurants.

•	Total System Sales represents the sum of sales generated at all Denny’s locations worldwide, including franchise and licensed restaurants which are non-consolidated entities.
•
We define Total Operating Margin as operating income excluding the following three items: general and administrative expenses, depreciation and amortization, and operating (gains), losses and other charges, net. We exclude general and administrative expenses, which includes primarily non restaurant level costs associated with support of company and franchised restaurants and other activities at our corporate office. We exclude depreciation and amortization expense, substantially all of which is related to company restaurant level assets, because such expenses represent historical sunk costs which do not reflect current cash outlays for the restaurants. We exclude special items, included within operating (gains), losses and other charges, net, to provide investors with a clearer perspective of our ongoing operating performance and a more relevant comparison to prior period results. Total Operating Margin is equal to the sum of Company Restaurant Operating Margin and Franchise Operating Margin. We define Company Restaurant Operating Margin as Company restaurant sales less costs of Company restaurant sales (which include product costs, Company restaurant level payroll and benefits, occupancy costs, and other operating costs including utilities, repairs and maintenance, marketing and other expenses). We define Franchise Operating Margin as franchise and license revenue (which includes franchise royalties and other non food and beverage revenue streams such as initial franchise fees, advertising revenue and occupancy revenue) less costs of franchise and license revenue.

•
Adjusted EBITDA is used as a measure of operating performance, and is defined as net income excluding income taxes, interest expense, depreciation and amortization and special items, including operating gains, losses and other charges, other non-operating income or expense, share-based compensation expense, deferred compensation plan market valuation adjustments, cash payments for restructuring charges and exit costs, and cash payments for share-based compensation.

•	Adjusted Free Cash Flow is defined as Adjusted EBITDA less the cash portion of interest expense net of interest income, capital expenditures, and cash taxes.
•	We define Adjusted Net Income as net income, less tax-adjusted gains and losses from unique events, including the sale of assets and impairment charges.
•
Please see “Summary—Denny’s” for a reconciliation of Adjusted EBITDA, Adjusted Free Cash Flow, Adjusted Net Income and Adjusted Net Income Per Share to net income and Total Operating Margin to operating income, the most closely comparable financial measures calculated in accordance with GAAP.

We believe that, in addition to GAAP measures, certain other non-GAAP financial measures are appropriate indicators to assist in the evaluation of Company performance and efficiency, among other things. We use Same-Store Sales and Total System Sales in this prospectus supplement because we believe that investors and analysts may find it useful to understand and compare changes in sales performance of restaurants open for at least one year and the total sales volume of our brand, respectively, given the highly franchised nature of our business. We use Total Operating Margin, Company Restaurant Operating Margin and Franchise Operating Margin internally as performance measures for planning purposes, including the preparation of annual operating budgets, and these three non-GAAP measures are used to evaluate operating effectiveness. We believe that these non-GAAP financial measures provide a meaningful comparison between periods and enable investors to focus on the performance of restaurant level operations by excluding revenues and costs unrelated to food and
S-v

beverage sales in addition to corporate general and administrative expense, depreciation and amortization, and other gains and charges. Total Operating Margin, Company Restaurant Operating Margin and Franchise Operating Margin do not accrue directly to the benefit of shareholders because of the aforementioned excluded costs, and are not indicative of our overall results.
Adjusted EBITDA is included in this prospectus supplement because we believe that investors and analysts may find it useful in measuring operating performance without regard to certain non-operating items which can vary substantially from company to company within the industry, depending upon accounting methods and book value of assets, financing methods, capital structure, method by which assets were acquired, unique events, and compensation methods. Adjusted EBITDA is also used to evaluate our ability to service debt because the excluded charges do not have an impact on prospective debt servicing capability, and such adjustments are contemplated in our credit facility for the computation of our debt covenant ratios. We use Adjusted EBITDA and Adjusted Free Cash Flow internally as performance measures for planning purposes, including the preparation of annual operating budgets, and for compensation purposes, including bonuses for certain employees. Adjusted Free Cash Flow is used to evaluate operating effectiveness and decisions regarding the allocation of resources. We believe that Adjusted Net Income and Adjusted Net Income Per Share provide investors with a clearer perspective of our ongoing operating performance and a more relevant comparison to prior period results.
Our use and the manner in which we calculate Same-Store Sales, Total System Sales, Total Operating Margin, Company Restaurant Operating Margin, Franchise Operating Margin, Adjusted EBITDA, Adjusted Free Cash Flow, Adjusted Net Income and Adjusted Net Income Per Share differ significantly from the use and calculation of similarly titled terms employed by others in our industry, making comparisons difficult. These Non-GAAP measures should be considered as a supplement to, not a substitute for, our results as reported under GAAP.
S-vi

SUMMARY
This summary is not complete and does not contain all of the information that you should consider before buying our common stock in this offering. You should read carefully the entire prospectus supplement and the accompanying prospectus, including in particular the section entitled “Risk Factors” beginning on page S-7 of this prospectus supplement and the more detailed information and financial statements and related notes appearing elsewhere or incorporated by reference in this prospectus supplement and the accompanying prospectus, before making an investment decision.
Denny’s
Denny’s Corporation, a Delaware corporation, is one of America’s largest franchised full-service restaurant chains based on the number of restaurants. Denny’s, through its wholly-owned subsidiary, Denny’s, Inc., owns and operates the Denny’s brand. At March 25, 2020, the Denny’s brand consisted of 1,695 franchised, licensed and company restaurants around the world, including 1,548 restaurants in the United States and 147 international restaurant locations in Canada, Puerto Rico, Mexico, the Philippines, New Zealand, Honduras, the United Arab Emirates, Costa Rica, Guam, Guatemala, the United Kingdom, El Salvador, Indonesia, and Aruba. As of March 25, 2020, 1,628 of our restaurants were franchised or licensed, representing 96% of the total restaurants, and 67 were company restaurants.
Denny’s is known as America’s Diner, or in the case of our international locations, “the local diner.” Open 24/7 in most locations, we provide our guests quality food that emphasizes everyday value and new products through our compelling limited time only offerings, delivered in a warm, friendly “come as you are” atmosphere. Denny’s has been serving guests for over 65 years and is best known for its breakfast fare, which is available around the clock. The Build Your Own Grand Slam, one of our most popular menu items, traces its origin back to the Original Grand Slam which was first introduced in 1977. In addition to our breakfast-all-day items, Denny’s offers a wide selection of lunch and dinner items including burgers, sandwiches, salads and skillet entrées, along with an assortment of beverages, appetizers and desserts.
Because our restaurants are open 24 hours, we have four dayparts (breakfast, lunch, dinner and late night), accounting for 26%, 36%, 20% and 18%, respectively, of average daily sales at company restaurants in 2019. Weekends have traditionally been the most popular time for guests to visit our restaurants. In 2019, 36% of an average week of sales at company restaurants occurred from Friday late night through Sunday lunch.
Over the last five years, we have been dedicated to growing and revitalizing the Denny’s brand. Our goal remains to increase net restaurant growth through both domestic and international avenues. These initiatives helped drive an increase of over $190 million in annual total system sales between 2015 and 2019. The following table sets forth total system sales, representing all sales generated by Company and franchise restaurants worldwide, for each of the last five fiscal years:
Total System Sales:
(in billions)	2015	2016	2017	2018	2019
Total System Sales	$2.73	$2.79	$2.85	$2.89	$2.93

During the same five year period, net income grew from $36.0 million in 2015 to $117.4 million in 2019 and Adjusted EBITDA grew from $88.8 million in 2015 to $96.8 million in 2019, generating nearly $225 million in aggregate Adjusted Free Cash Flow. Our revitalization initiatives and share repurchase program also fueled year-over-year growth in our Net Income Per Share and Adjusted Net Income Per Share from 2015 to 2019. The below table sets forth a reconciliation of net income to Adjusted EBITDA, Adjusted Free Cash Flow, Adjusted Net Income and Adjusted Net Income Per Share for each of the last five fiscal years:
(in millions, except per share amounts)	2015	2016	2017	2018	2019
Net Income	$36.0	$19.4	$39.6	$43.7	$117.4
Provision for Income Taxes	17.8	16.5	17.2	8.6	31.8
Operating (Gains) Losses and Other Charges, Net	2.4	26.9	4.3	2.6	(91.2)
Other Non-Operating (Income) Expense, Net	0.1	(1.1)	(1.7)	0.6	(2.8)
Share-Based Compensation	6.6	7.6	8.5	6.0	6.7
Deferred Compensation Plan Valuation Adjustments	—	0.9	1.6	(1.0)	2.6
Interest Expense, Net	9.3	12.2	15.6	20.7	18.5
Depreciation and Amortization	21.5	22.2	23.7	27.0	19.8
Cash Payments for Restructuring Charges & Exit Costs	(1.5)	(1.8)	(1.7)	(1.1)	(2.6)
Cash Payments for Share-Based Compensation	(3.4)	(2.5)	(3.9)	(1.9)	(3.6)
Adjusted EBITDA(1)	$88.8	$100.2	$103.3	$105.3	$96.8
Cash Interest Expense, Net	(8.3)	(11.2)	(14.6)	(19.6)	(17.6)
Cash Taxes	(5.4)	(3.0)	(6.4)	(3.3)	(24.1)
Capital Expenditures	(32.8)	(34.0)	(31.2)	(32.4)	(25.3)
Adjusted Free Cash Flow(1)	$42.3	$51.9	$51.2	$50.0	$29.8
Net Income	$36.0	$19.4	$39.6	$43.7	$117.4
Pension Settlement Loss	—	24.3	—	—	—
(Gains) Losses on Sales of Assets and Other, Net	(0.1)	—	3.5	(0.5)	(93.6)
Impairment Charges	0.9	1.1	0.3	1.6	—
Early Extinguishment of Debt	0.3	—	—	—	—
Tax Reform	—	—	(1.6)	—	—
Tax Effect of Adjustments(2)	(0.4)	(2.5)	(1.2)	(0.2)	24.1
Adjusted Net Income	$36.7	$42.3	$40.7	$44.6	$47.9
Diluted Net Income Per Share	$0.42	$0.25	$0.56	$0.67	$1.90
Adjustments Per Share	$0.01	$0.30	$0.02	$0.01	($1.13)
Adjusted Net Income Per Share	$0.43	$0.55	$0.58	$0.68	$0.77
Diluted Weighted Average Shares Outstanding (000’s)	84,729	77,206	70,403	65,562	61,833
(1)
Beginning in 2018, historical presentations of Adjusted EBITDA and Adjusted Free Cash Flow have been restated to exclude the impact of market valuation changes in our non-qualified deferred compensation plan liabilities.

(2)
Tax adjustments for full year 2015, 2017 and 2018 use full year effective tax rates of 33.0%, 30.3% and 16.4%, respectively. The tax adjustment for the loss on pension termination for the year ended December 28, 2016 is calculated using an effective tax rate of 8.8%. The remaining tax adjustments for the year ended December 28, 2016 are calculated using the Company's effective tax rate of 30.9%. Tax adjustments for the gains on sales of assets and other, net in full year 2019 are calculated using an effective tax rate of 25.7%.

Please refer to “Non-GAAP Financial Measures” for additional information about the non-GAAP financial measures presented above.

Our highly franchised business has historically provided stable operating margins. From 2015 through 2019, franchise and company operating margins grew six percent. The below table sets forth our total operating margin for each of the last five fiscal years, as well as the operating margin for Company and franchise restaurants, and a reconciliation of Operating Income to Total Operating Margin.
Company and Franchise Restaurant Operating Margins:
(in millions)	2015	2016	2017	2018	2019
Operating Income	$63.2	$47.0	$70.7	$73.6	$165.0
General and Administrative Expenses	66.6	68.0	66.4	63.8	69.0
Depreciation and Amortization	21.5	22.2	23.7	27.0	19.8
Operating (Gains) Losses and Other Charges, Net	2.4	26.9	4.3	2.6	(91.2)
Total Operating Margin	$153.6	$164.0	$165.2	$167.1	$162.7
Total Operating Margin Consists Of:
Company Restaurant Operating Margin	58.7	65.2	65.6	63.2	48.0
Franchise Operating Margin	94.9	98.8	99.5	104.0	114.7
Total Operating Margin	$153.6	$164.0	$165.2	$167.1	$162.7
Please refer to “Non-GAAP Financial Measures” for the definitions of Company Restaurant Operating Margin and Franchise Operating Margin.
Our principal executive offices and restaurant support center are located at 203 East Main Street, Spartanburg, South Carolina 29319-0001, and our telephone number is (864) 597-8000.
Recent Developments
COVID-19 Business Update
Domestic and international operations of Denny's and its franchisees have been significantly disrupted by the global COVID-19 pandemic due to related federal, state and local government responses that include “stay at home” directives and mandated dining room closures. The Company remains focused on the safety and wellbeing of its guests, restaurant teams, franchisees, employees, and suppliers as dining rooms continue to open. Enhanced training materials and communications have been distributed to the entire system of restaurants, reinforcing strict food safety procedures, handwashing and personal hygiene standards, and enhanced daily deep cleaning protocols. These enhanced health and safety measures were developed in anticipation of dine-in service restrictions starting to ease and as Denny’s restaurants prepare for new social-distancing standards in their dining rooms. The Company has remained in close contact with public health officials and government agencies to ensure all public health concerns are appropriately addressed.
The Company has also worked closely with its suppliers to address contingency plans and has not experienced any significant supply chain issues to date.
Current Trends
While the COVID-19 pandemic and various related government mandates restricting dine-in restaurant service have disrupted domestic and international operations for Denny’s and its franchisees, domestic system-wide same-store sales have sequentially improved on a weekly basis during the second quarter of 2020, as compared to the equivalent weeks of 2019. During this time, most restaurants have been operating with streamlined menus and reduced operating hours, which have impacted same-store sales results. The following table presents the percentage change for second quarter weekly results as compared to the equivalent fiscal weeks in 2019:
Second Quarter 2020 Weekly Domestic System-Wide Same-Store Sales for the weeks ended:
Fiscal April				Fiscal May				Fiscal June
4/1	4/8	4/15	4/22	4/29	5/6	5/13	5/20	5/27	6/03	6/10
-79%	-78%	-76%	-72%	-72%	-68%	-63%	-60%	-55%	-47%	-40%

As dine-in restrictions have continued to ease, the number of Denny’s restaurants with open dining rooms has grown significantly, as illustrated in the following table:
Number of Domestic Restaurants Operating with Open Dining Rooms for the weeks ended:
4/29	5/6	5/13	5/20	5/27	6/03	6/10
11	339	521	646	967	1,116	1,234
Of those restaurants operating with open dining rooms as of June 10, 2020, approximately 56% were limited to a capacity of 50% - 60% and approximately 2% were limited to a capacity of 25% - 33%. In addition, as of June 10, 2020, approximately 42% of our restaurants were required to adhere to social distancing guidelines.
The easing of dine-in restrictions has contributed to the reopening of restaurants that previously had elected to temporarily close. The following table presents the percentage of total domestic restaurants open each week:
Percentage of Domestic Restaurants Open for the weeks ended:
4/29	5/6	5/13	5/20	5/27	6/03	6/10
71%	76%	82%	84%	90%	92%	94%
As of June 10, 2020, 107 Denny's restaurants remained temporarily closed, including 93 domestic franchise restaurants and 14 international franchise restaurants.
Average unit volumes of off-premise sales more than doubled between February 2020 and April 2020, supported by temporarily waived delivery fees, new “Dine-Thru” curbside service programs, and recently launched shareable family meal packs. As dining rooms have started reopening, Denny’s restaurants have retained over 90% of the increase in off-premise sales thus far during fiscal June 2020, compared to fiscal April 2020. The table below sets forth average off-premise, dine-in and total sales for domestic Company and franchise restaurants for the weeks ended April 1, 2020 through June 10, 2020:
Average Domestic Restaurant Sales for the weeks ended:
(in thousands)	4/1	4/8	4/15	4/22	4/29	5/6	5/13	5/20	5/27	6/03	6/10
Off Premise Sales	$7.1	$7.5	$8.5	$10.0	$9.7	$9.6	$10.3	$8.8	$8.3	$7.7	$7.2
Dine In Sales	0.3	0.2	0.2	0.3	0.3	1.5	3.3	5.2	8.1	10.4	13.3
Total Sales	7.4	7.7	8.7	10.3	10.0	11.2	13.6	13.9	16.4	18.1	20.6
Franchisee Support
Direct financial relief to Denny’s franchise partners has included: deferral of remodels until at least March 31, 2021, at which point we will review and determine if an additional extension is appropriate; deferral of royalty and advertising fees for week 11 of the 2020 fiscal year; abatement of such fees for weeks 12 and 13 of the 2020 fiscal year; a one-time $3 million royalty abatement in the second fiscal quarter of 2020; and a 12-week lease deferral for franchisees operating in properties owned by the Company.
Additionally, the Company has secured rent relief in the form of abatements or deferrals for over 77% of the leases in which the Company is a lessee, including those instances in which the Company subleases to franchisees and will be extending the same relief to the franchisees as a pass through.
Furthermore, the Company has worked closely with key vendors and primary third-party franchise lenders to help secure additional relief on behalf of franchisees. Substantially all of Denny’s franchisees are pursuing available forms of relief under recent federal stimulus programs, and franchisees representing approximately 99% of total domestic franchise restaurants have received funding under the Paycheck Protection Program.
Cost Savings Initiatives and Capital Allocation
In response to the COVID-19 pandemic, the Company implemented cost savings measures, including suspended travel, canceled in-person field meetings, placed holds on all open corporate and field positions, significantly reduced restaurant level staffing across the Company portfolio, meaningfully reduced compensation for the Company’s board of directors and multiple levels of management, and furloughed over 25% of the employees at its corporate office, approximately half of which were subsequently separated from the Company. The Company has begun to ease certain of these cost savings measures. For example, Company has resumed recruiting for certain corporate and field positions. In addition, the compensation reductions are scheduled to expire on June 25, 2020.
The Company is also analyzing whether federal tax credits available in connection with the COVID-19 pandemic apply to wages paid to retained employees during the crisis. In addition, the Company suspended share repurchases as of February 27, 2020, and terminated its 10b5-1 Plan effective March 16, 2020, in light of uncertain market conditions arising from the COVID-19 pandemic.
Credit Agreement Amendment
Prior to the end of the fiscal quarter ended March 25, 2020, the Company borrowed $40.5 million under its Existing Credit Agreement (as defined below) to provide enhanced financial flexibility in light of uncertain market conditions arising from the COVID-19 pandemic. As of June 19, 2020, the Company had approximately $15.4 million of cash and cash equivalents, outstanding borrowings under the Existing Credit Agreement of $302 million, and availability of $79.7 million thereunder.
For the fiscal quarter ended March 25, 2020, the Company was in compliance with its financial covenants under the Existing Credit Agreement but projected that it would not be in compliance with certain financial covenants thereunder beginning with the fiscal quarter ending June 24, 2020. Subsequent to the fiscal quarter ended March 25, 2020, on May 13, 2020 (the “Effective Date”) the Company and certain of its subsidiaries entered into a second amendment (the “Second Amendment”) to the Company’s existing credit agreement dated as of October 26, 2017 (the “Existing Credit Agreement”; the Existing Credit Agreement as amended by the Second Amendment, the “Amended Credit Agreement”).
The Second Amendment temporarily waives certain financial covenants under the Amended Credit Agreement. The consolidated fixed charge coverage ratio is waived until the fiscal quarter ending March 31, 2021, at which point the covenant level will revert to a minimum of 1.50x. The consolidated leverage ratio covenant is waived until the fiscal quarter ending March 31, 2021, at which point the covenant level will increase from 4.00x to 4.50x, stepping down to 4.25x in the second fiscal quarter of 2021 and 4.00x in the third fiscal quarter of 2021 and thereafter. Effective as of the Effective Date, the Second Amendment added a monthly minimum liquidity covenant, defined as the sum of unrestricted cash and revolver availability, ranging from $60 million to $70 million. We project that we will be in compliance with the financial covenants contained in the Amended Credit Agreement over the next twelve months.
Commencing on the Effective Date until the date of delivery of our financial statements for the fiscal quarter ending June 30, 2021, the interest rate under the Amended Credit Agreement is increased to LIBOR plus 3.00%. During this period, the Company will be prohibited from paying dividends and making stock repurchases and other general investments. Additionally, capital expenditures will be restricted to $10 million in the aggregate during the period beginning on the Effective Date through the fiscal quarter ending March 31, 2021.
The foregoing is only a summary and is qualified in its entirety by the text of the Second Amendment which has been filed with the SEC by the Company and is incorporated herein by reference. See “Where You Can Find More Information” and “Incorporation of Certain Information by Reference”.

The Offering
Issuer
Denny’s Corporation
Common stock offered
8,000,000 shares of common stock (or 9,200,000 shares of common stock if the underwriters exercise their option to purchase additional shares in full).
Common stock to be outstanding immediately after this offering
63,708,958 shares of common stock (or 64,908,958 shares of common stock if the underwriters exercise their option to purchase additional shares in full).
Nasdaq Capital Market Symbol
“DENN”
Use of Proceeds
We estimate that we will receive approximately $69.6 million (or $80.1 million if the underwriters exercise their option to purchase additional shares in full), after deducting our estimated offering expenses and the underwriting discount. We intend to use the net proceeds from this offering for general corporate purposes. See “Use of Proceeds.”
Risk Factors
An investment in our common stock involves risks. You should carefully consider the information set forth in the section of this prospectus supplement entitled “Risk Factors” beginning on page S-7 as well as other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus before deciding whether to invest in our common stock.
Conflicts of Interest
More than 10% of the currently outstanding shares of our common stock is beneficially owned by affiliates of Wells Fargo Securities, LLC. Because Wells Fargo Securities, LLC is a participating underwriter in this offering, a “conflict of interest” may be deemed to exist under the applicable provisions of Rule 5121 of the Conduct Rules of FINRA (“Rule 5121”). Accordingly, this offering will be made in compliance with the applicable provisions of Rule 5121. In addition, in accordance with Rule 5121, Wells Fargo Securities, LLC will not make sales to discretionary accounts without the prior written consent of the applicable customer. In accordance with Rule 5121, a “qualified independent underwriter” is not required for this offering because the common shares offered hereby have a bona fide public market, as that term is defined in Rule 5121.

RISK FACTORS
An investment in our common stock involves risks. Before deciding whether to purchase our common stock, you should consider the risks discussed below and in our Annual Report on Form 10-K for the fiscal year ended December 25, 2019, our Quarterly Report on Form 10-Q for the quarter ended March 25, 2020 and our other filings with the SEC that we have incorporated by reference in this prospectus supplement and the accompanying prospectus. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also impair our business operations.
Any of the risks discussed below or in our SEC filings incorporated by reference in this prospectus supplement and the accompanying prospectus, and other risks we have not anticipated or discussed, could have a material impact on our business, financial condition or results of operations. In that case, the trading price of our common stock could decline substantially.
Risks Related to COVID-19
The COVID-19 pandemic has disrupted and is expected to continue to disrupt our business, which could have a material adverse impact on our business, results of operations, liquidity and financial condition for an extended period of time.
The recent outbreak of COVID-19, and any other outbreaks of contagious diseases or other adverse public health developments in the United States or worldwide, could have a material adverse effect on our business, results of operations, liquidity and financial condition. In 2020, the COVID-19 pandemic has significantly impacted the economy in general, and our business specifically, and it could continue to negatively affect our business in a number of ways. These effects could include, but are not limited to:
•	Disruptions or restrictions on our employees’ ability to work effectively due to travel bans, quarantines, shelter-in-place orders or other limitations.
•	Temporary restrictions on and closures of our Company operated restaurants and our franchisees’ restaurants or our suppliers.
•
Failure of third parties on which we rely, including our franchisees and suppliers, to meet their respective obligations to the Company, or significant disruptions in their ability to do so, which may be caused by their own financial or operational difficulties or issues with the regional or national supply chain.

•	Increased or volatile commodity costs due to the COVID-19 outbreak.
•
Disruptions or uncertainties related to the COVID-19 outbreak for a sustained period of time which could hinder our ability to achieve our strategic goals and our ability to meet financial obligations as they come due.

The extent to which the COVID-19 pandemic, or other outbreaks of disease or similar public health threats, materially and adversely impacts our business, results of operations, liquidity and financial condition is highly uncertain and will depend on future developments. Such developments may include the geographic spread and duration of the virus, the severity of the disease and the actions that may be taken by various governmental authorities and other third parties in response to the outbreak.
In addition, how quickly, and to what extent, normal economic and operating conditions can resume is difficult to predict, and the resumption of normal business operations may be delayed or constrained by lingering effects of the COVID-19 pandemic on us or our franchisees, suppliers, third-party service providers, and/or customers. Recently, state and local governments have started to ease certain restrictions on our Company operated and franchise restaurants and we have begun to reopen dining rooms with capacity limitations. While we currently intend for all Company owned restaurants to reopen, certain Company operated and franchise restaurants may remain permanently closed as a result of the pandemic. The effects of the pandemic on our business could be long-lasting and could continue to have adverse effects on our business, results of operations, liquidity, cash flows and financial condition, some of which may be significant, and may adversely impact our ability to operate our business on the same terms as we conducted business prior to the pandemic even after our restaurants fully reopen.

As dining room restrictions continue to ease, we expect to incur increased cleaning and supply costs and labor efficiencies as we adjust to improved sales volumes and enhanced health and safety protocols. We may not be able to attract customers to our reopened restaurants given the risks, or perceived risks, of gathering in public places, dining in restaurants and complying with social distancing and/or depressed consumer sentiment due to adverse economic conditions, including job losses, among other things. We also may be unable to reinstate, retain and incentivize our employees to assist with the re-openings of our restaurants and serve our customers. Previously terminated or furloughed employees may have found other jobs or otherwise be unwilling or unable to return to work. Even as restaurants resume operations, a single case of COVID-19 in a restaurant could result in additional costs and further closures, or a “second wave” or recurrence of COVID-19 cases could cause state and local governments to reinstate restrictions on our restaurants and we may need to temporarily close our restaurants or otherwise limit operations.
Risks Related to the Offering
If estimated cash flows from our floating rate borrowings decrease as a result of economic events, including the completion of this offering, we could incur charges or amortization of losses related to our interest rate swaps in our Consolidated Statement of Income (Loss).
We have interest rate swaps to hedge a portion of the forecasted cash flows from our floating rate borrowings. We designated these interest rate swaps as cash flow hedges of our exposure to variability in future cash flows attributable to payments of LIBOR-based interest due on forecasted notional debt obligations. The notional amounts of our swaps were $250.0 million at March 25, 2020 and increase annually beginning September 30, 2020 until they reach the maximum notional amount of $425.0 million on September 28, 2029.
Our interest rate swaps are recognized on our Consolidated Balance Sheets at fair value. Historically, changes in the fair values of our swaps have been recorded in other comprehensive income (loss) (“OCI”). If the underlying hedge transaction ceases to exist, any associated amounts reported in OCI are either reclassified to earnings at that time, amortized over the term of the swaps, or both. As of March 25, 2020, the fair value of the interest rate swaps was a liability of $89.1 million, which was recorded as a component of other noncurrent liabilities in our Consolidated Balance Sheets. The use of proceeds from this offering, in addition to other economic factors, may have an impact on the estimated cash flows of our floating rate borrowings. As a result, we may incur charges or amortization of losses in our Consolidated Statement of Income (Loss) related to amounts currently reported in OCI related to our swaps in the periods in which a change in estimated cash flows occurs and such charges or amortization of losses may be material. The amount of charges or amortization would be contingent upon the significance of changes in estimated cash flows.
Risks Related to our Common Stock
The market price of our common stock has been and may continue to be volatile or may decline regardless of our operating performance.
The market price for our common stock has been and may continue to be volatile. In addition, the market price of our common stock may fluctuate significantly in response to a number of factors, many of which we cannot control, including:
•
the ongoing implications of the COVID-19 pandemic on our business and operations, which include, among other things, reduced customer traffic at our restaurants, potential increases in commodity costs, closures of or reduced operating hours at our affected restaurants, our ability to implement growth plans, adverse effects on the health of our workforce, our financial results and liquidity, and may also include potential inability to obtain supplies and our ability to comply with covenants under our Amended Credit Agreement;

•	delays in the planned openings of new restaurants;
•	temporary or prolonged restaurant closures;
•	actual or anticipated quarterly fluctuations in our operating results and financial conditions;
•	anticipated or pending investigations, proceedings, or litigation that involve or affect us;
•	stock price performance of our competitors;

•	future sales of our common stock;
•	changes in the price and availability of food commodities;
•	fluctuations in stock market prices and volumes;
•	actions by competitors;
•	changes in senior management or key personnel;
•	changes in financial estimates by securities analysts;
•	negative earnings or other announcements by us or other restaurant companies;
•	downgrades in our credit ratings or the credit ratings of our competitors;
•	incurrence of indebtedness or issuances of capital stock;
•	global economic, legal and regulatory factors unrelated to our performance; and
•	the other factors incorporated by reference in this prospectus supplement and the accompanying prospectus.
Volatility in the market price of our common stock may cause investors to suffer a loss on their investment.
In addition, stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies in our industry. In the past, stockholders have instituted securities class action litigation following periods of market volatility. If we were involved in securities litigation, we could incur substantial costs and our resources and the attention of management could be diverted from our business.
We will have broad discretion in the use of the net proceeds from this offering and may not use them effectively.
We cannot specify with certainty the particular uses of the net proceeds we will receive from this offering. We will have broad discretion in the application of these net proceeds, including for any of the purposes described in the section entitled “Use of Proceeds.” Accordingly, you will have to rely upon our judgment with respect to the use of these net proceeds, with only limited information concerning our specific intentions. We may spend a portion or all of the net proceeds we will receive from this offering in ways that our stockholders may not desire or that may not yield a favorable return. Our failure to apply these funds effectively could harm our business. Pending their use, we may invest the net proceeds we will receive from this offering in a manner that does not produce income or that loses value.
Sales of our common stock by existing stockholders, or the perception that these sales may occur, especially by our directors, executive officers or significant stockholders, may cause our stock price to decline.
If our existing stockholders, in particular our directors, executive officers or other affiliates, sell substantial amounts of our common stock in the public market, or are perceived by the public market as intending to sell, the trading price of our common stock could decline. In addition, sales of these shares of common stock could impair our ability to raise capital, should we wish to do so. We cannot predict the timing or amount of future sales of our common stock by existing stockholders, but such sales, or the perception that such sales could occur, may adversely affect prevailing market prices for our common stock.
You may experience future dilution as a result of future equity offerings.
If the underwriters exercise their option to purchase additional shares in full, we may issue up to 9,200,000 shares of our common stock as part of the offering contemplated by this prospectus supplement. In order to raise additional capital, we may in the future offer additional shares of our common stock or other securities convertible into or exchangeable for our common stock. We cannot predict the effect, if any, of future sales of our common stock, or the availability of our common stock for future sales, on the value of our common stock, and investors purchasing shares or other securities in the future could have rights superior to existing stockholders.

Because we do not anticipate paying any cash dividends on our common stock in the foreseeable future, capital appreciation, if any, will be your sole source of gain.
We have not historically declared or paid cash dividends on our common stock. We currently intend to retain all of our future earnings, if any, to finance the growth and development of our business. In addition, our Amended Credit Agreement includes certain limitations on our ability to pay cash dividends and the terms of any future debt agreements may preclude us from paying dividends. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.
Some provisions of Delaware law and our certificate of incorporation and by-laws may deter third parties from acquiring us, which could reduce the market price of our common stock.
Our restated certificate of incorporation, as amended, and our amended and restated by-laws provide for, among other things:
•	the authorization of undesignated preferred stock, the terms of which may be established and shares of which may be issued without stockholder approval;
•	restrictions on the ability of our stockholders to fill a vacancy on our board of directors;
•	advance notice requirements for stockholder nominations of directors and other proposals; and
•	restrictions on the ability of stockholders to call a special meeting of stockholders.
In addition, we are subject to Section 203 of the Delaware General Corporation Law. Subject to certain exceptions, Section 203 prevents a publicly held Delaware corporation from engaging in a ’‘business combination” with any ’‘interested stockholder” for three years following the date that the person became an interested stockholder, unless the interested stockholder attained such status with the approval of our board of directors or unless the business combination is approved in a prescribed manner. The term “business combination” is broadly defined to include mergers, consolidations, and sales and other dispositions of assets having an aggregate market value equal to 10% or more of the consolidated assets of the corporation, and other specified transactions resulting in financial benefits to the interested stockholder. Under Section 203, an “interested stockholder” generally is defined as a person who, together with affiliates and associates, owns (or within the three prior years did own) 15% or more of the corporation’s outstanding voting stock.
These anti-takeover defenses could discourage, delay or prevent a transaction involving a change in control of our company, which, under certain circumstances, could reduce the market price of our common stock. These provisions could also discourage proxy contests and make it more difficult for stockholders to elect directors of their choosing and cause us to take other corporate actions than they desire.
Our board of directors can authorize the issuance of preferred stock, which could diminish the rights of holders of our common stock and make a change of control of the Company more difficult even if it might benefit our stockholders.
Our board of directors is authorized to issue shares of preferred stock in one or more series and to fix the voting powers, preferences and other rights and limitations of the preferred stock. Accordingly, we may issue shares of preferred stock with a preference over our common stock with respect to dividends or distributions on liquidation or dissolution, or that may otherwise adversely affect the voting or other rights of the holders of common stock.
Issuances of preferred stock, depending upon the rights, preferences and designations of the preferred stock, may have the effect of delaying, deterring or preventing a change of control of the Company, even if that change of control might benefit our stockholders.

USE OF PROCEEDS
We estimate that we will receive net proceeds from this offering of approximately $69.6 million (or $80.1 million if the underwriters exercise their option to purchase additional shares in full), after deducting our estimated offering expenses and the underwriting discount. We intend to use the net proceeds from this offering for general corporate purposes.
We may temporarily invest any net proceeds prior to their use for the above purposes in U.S. government or agency obligations, commercial paper, money market funds, taxable and tax-exempt notes and bonds, variable-rate demand obligations, short-term investment grade securities, bank certificates of deposit, or repurchase agreements collateralized by U.S. government or agency obligations. We may also deposit the net proceeds with banks.

CERTAIN MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS
The following discussion summarizes certain material U.S. federal income tax considerations to a Non-U.S. Holder (defined below) relevant to the acquisition, ownership and disposition of shares of our common stock issued in this offering. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as in effect on the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income tax consequences different from those set forth below. We have not sought any ruling from the Internal Revenue Service (“IRS”) with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.
This discussion is limited to Non-U.S. Holders that hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This summary does not purport to be a complete analysis of all U.S. federal income tax considerations and does not address the effects of the potential application of the Medicare contribution tax on net investment income, the requirement for persons under Section 451(b) of the Code to conform to the timing of income accruals for U.S. federal income tax purposes to their financial statements, or any state, local, alternative minimum, federal non-income (i.e., estate or gift) or non-U.S. tax laws. In addition, this discussion does not address all of the U.S. federal income tax considerations that might be relevant to a Non-U.S. Holder in light of such Non-U.S. Holder’s particular circumstances or to Non-U.S. Holders that may be subject to special tax rules, including, without limitation:
•	banks, insurance companies or other financial institutions;
•	persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;
•	qualified foreign pension funds as defined in Section 897(l)(2) of the Code and entities all of the interest which are held by qualified foreign pension funds;
•	tax-qualified retirement plans;
•	tax-exempt organizations or governmental organizations;
•	controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid U.S. federal income tax;
•	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes;
•	dealers in securities or currencies;
•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;
•	persons that own, directly or indirectly, more than five percent of our common stock, except to the extent specifically set forth below;
•	real estate investment trusts or regulated investment companies;
•	certain former citizens or long-term residents of the United States; or
•	persons who hold our common stock as part of a straddle, hedge, conversion, constructive sale, or other integrated security transaction.
If a partnership (or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner or such partnership generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships (or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that hold our common stock, and partners in such partnerships, should consult their tax advisors.

THIS DISCUSSION IS FOR INFORMATION PURPOSES ONLY AND IS NOT INTENDED AS TAX ADVICE. YOU SHOULD CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP, AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER OTHER U.S. FEDERAL TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.
For purposes of this summary, a “Non-U.S. Holder” means a beneficial owner of shares of our common stock (other than a partnership) that, for U.S. federal income tax purposes, is not:
•	an individual who is a citizen or resident of the United States;
•
a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) that is created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
•
a trust if (A) a court within the United States is able to exercise primary control over its administration and one or more “United States persons” (as defined in the Code) have the authority to control all substantial decisions of such trust, or (B) the trust has made a valid election under the applicable Treasury regulations to be treated as a U.S. person for U.S. federal income tax purposes.

Distributions
In general, if we make a distribution to a Non-U.S. Holder with respect to our common stock, it will constitute a dividend for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits as determined under the Code. If the amount of a distribution exceeds our current and accumulated earnings and profits, such excess first will be treated as a tax-free return of capital to the extent of (and will reduce, but not below zero) the Non-U.S. Holder’s adjusted tax basis in our common shares and thereafter will be treated as capital gain subject to the tax treatment described below in “Sale or Other Disposition of Common Stock.” The balance of this paragraph relates to distributions that are treated as dividends for U.S. federal income tax purposes. Dividends paid to a Non-U.S. Holder that are not effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (unless such dividends are eligible for a reduced rate of withholding under an applicable income tax treaty). In order to obtain a reduced rate of withholding, a Non-U.S. Holder generally is required to provide to the applicable withholding agent an IRS Form W-8BEN or IRS Form W-8BEN-E (or a suitable substitute form), as applicable, properly certifying such Non-U.S. Holder’s eligibility for the reduced rate. If a Non-U.S. Holder holds our common stock through a financial institution or other intermediary, the Non-U.S. Holder will be required to provide appropriate documentation to the intermediary, which then will be required to provide certification to the applicable withholding agent, either directly or through other intermediaries. Non-U.S. Holders that do not timely provide the applicable withholding agent with the required certification, but that qualify for a reduced withholding rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for a refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under an applicable income tax treaty and the timing and manner of claiming the benefits.
Dividends that are effectively connected with a Non-U.S. Holder’s conduct of a trade or business in the United States (and, if an applicable income tax treaty so requires, are attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States) will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI (or applicable successor form), certifying that the dividends are effectively connected with the Non-U.S. Holder's conduct of a trade or business within the United States. Any such effectively connected dividends, although not subject to U.S. federal withholding tax, generally are taxed on a net-income basis at the regular graduated rates and in the manner applicable to United States persons. A Non-U.S. Holder that is a corporation may be subject to a “branch profits tax” at a 30% rate (or a reduced rate under an applicable income tax treaty) on any effectively connected dividends received by a foreign corporation for the taxable year, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Sale or Other Taxable Disposition of Common Stock
A Non-U.S. Holder generally will not be subject to U.S. federal income tax or withholding tax with respect to any gain recognized on the sale or other taxable disposition of shares of our common stock unless
i.
the gain is effectively connected with the conduct by such Non-U.S. Holder of a trade or business within the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base within the United States),

ii.	in the case of an individual, such Non-U.S. Holder is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are satisfied, or
iii.
our common stock constitutes a U.S. real property interest by reason of our status as a U.S. real property holding corporation (a “USRPHC”) under the Foreign Investment in Real Property Tax Act (“FIRPTA”) for U.S. federal income tax purposes.

In the case described in (i) above, gain recognized on the disposition of shares of our common stock generally will be subject to U.S. federal income taxation in the same manner as if such gain or loss were recognized by a U.S. person, and, in the case of a Non-U.S. Holder that is a foreign corporation, also may be subject to the branch profits tax at a rate of 30% (or a lower applicable treaty branch profits tax rate), as adjusted for certain items.
In the case described in (ii) above, gain recognized on the disposition of shares of our common stock generally will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty), which may be offset by U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.
In the case described in (iii) above, we have not determined whether we are a USRPHC. However, even if we are, or become, a USRPHC, so long as shares of our common stock continue to be regularly traded on an established securities market, a Non-U.S. Holder will not be subject to U.S. federal income tax on the disposition of shares of our common stock if the Non-U.S. Holder has not held more than 5% (actually or constructively) of our total outstanding common stock at any time during the shorter of the five-year period preceding the date of disposition or such Non-U.S. Holder’s holding period. Non-U.S. Holders should consult their tax advisors about the consequences that could result if we are, or become, a USRPHC.
Information Reporting and Backup Withholding
Payments of dividends on our common stock will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the Non-U.S. Holder is a United States person and the Non-U.S. Holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN,W-8BEN-E, or W-8ECI, as applicable, or otherwise establishes an exemption. However, we, or an applicable withholding agent, must report annually to the IRS and to each Non-U.S. Holder the amount of distributions on our common stock paid to such Non-U.S. Holder and the amount of any tax withheld with respect to those distributions. These information reporting requirements apply even if no withholding was required because the distributions were effectively connected with the Non-U.S. Holder’s conduct of a U.S. trade or business, or withholding was reduced or eliminated by an applicable income tax treaty. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the Non-U.S. Holder resides or is established. In addition, proceeds of the sale or other taxable disposition of our common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such Non-U.S. Holder is a United States person, or the Non-U.S. Holder otherwise establishes an exemption. Proceeds of a disposition of our common stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.
Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts
Withholding taxes may be imposed under sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act, or “FATCA”) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.
Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

UNDERWRITING (CONFLICTS OF INTEREST)
Wells Fargo Securities, LLC is acting as the representative of the underwriters named below. Subject to certain conditions, we have agreed to sell to each of the underwriters, and each of the underwriters has severally agreed to purchase, the aggregate number of shares of common stock set forth opposite that underwriter’s name in the table below:
Underwriter	Number of Shares
Wells Fargo Securities, LLC	4,000,000
SunTrust Robinson Humphrey, Inc.	760,000
Citizens Capital Markets, Inc.	720,000
Regions Securities LLC	720,000
BNP Paribas Securities Corp.	400,000
Fifth Third Securities, Inc.	400,000
MUFG Securities Americas Inc.	400,000
Blaylock Van, LLC	200,000
C.L. King & Associates, Inc.	200,000
Wedbush Securities Inc.	200,000
Total	8,000,000
The underwriting agreement provides that the obligations of the several underwriters to purchase the shares of common stock offered hereby are subject to certain conditions and that the underwriters are obligated to purchase all of the shares of common stock in the offering if any are purchased (other than the shares covered by the option described below unless and until this option is exercised). The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering of the common stock may be terminated. The offering of the shares of the common stock by the underwriters is subject to receipt and acceptance of the shares and subject to the underwriters’ right to reject any order in whole or in part.
The underwriters have an option to purchase up to 1,200,000 additional shares of our common stock from us. The underwriters may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.
Underwriting Discounts and Expenses
The following table summarizes the underwriting discount to be paid to the underwriters. These amounts are shown assuming no exercise and full exercise of the underwriters’ option to purchase additional shares.
	No Exercise	Full Exercise
Per Share	$0.41175	$0.41175
Total	$3,294,000	$3,788,100
Shares of common stock sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares of common stock sold by the underwriters to securities dealers may be sold at a discount of up to $0.24705 per share from the initial public offering price. After the initial offering of the shares of common stock, the representative may change the offering price and the other selling terms.
We estimate that our share of the total expenses of this offering, excluding underwriting discounts, will be approximately $312,000.
Lock-Up Agreements
We, our directors and certain of our officers have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus supplement continuing through the date 60 days after the date of this prospectus supplement, except with the prior written consent of the representative.

Indemnification
We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or contribute to payments the underwriters may be required to make in respect of those liabilities.
Price Stabilization and Short Positions
In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.
The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.
Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or slowing a decline in the market price of the Company’s common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the Nasdaq Capital Market, in the over-the-counter market or otherwise.
Passive Market Making
In connection with the offering, the underwriters may also engage in passive market making transactions in our common stock on the Nasdaq Capital Market in accordance with Rule 103 of Regulation M under the Exchange Act during a period before the commencement of offers or sales of our common stock in this offering and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid that bid must then be lowered when specified purchase limits are exceeded. Passive market making may cause the price of the common stock to be higher than the price that otherwise would exist in the open market in the absence of those transactions. The underwriters are not required to engage in passive market making and may end passive market making activities at any time.
Conflicts of Interest
More than 10% of the currently outstanding shares of our common stock is beneficially owned by affiliates of Wells Fargo Securities, LLC. Because Wells Fargo Securities, LLC is a participating underwriter in this offering, a “conflict of interest” may be deemed to exist under the applicable provisions of Rule 5121 of the Conduct Rules of FINRA. Accordingly, this offering will be made in compliance with the applicable provisions of Rule 5121. In addition, in accordance with Rule 5121, Wells Fargo Securities, LLC will not make sales to discretionary accounts without the prior written consent of the applicable customer. In accordance with Rule 5121, a “qualified independent underwriter” is not required for this offering because the common shares offered hereby have a bona fide public market, as that term is defined in Rule 5121.

Certain Relationships
The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, from time to time, and may continue to provide to us and to persons and entities that have relationships with us, investment banking, commercial banking, financial and other services for which we have paid and intend to pay customary fees. In particular, Wells Fargo Bank, National Association, an affiliate of Wells Fargo Securities, LLC, acts as the administrative agent under our Amended Credit Agreement, and affiliates of certain of the underwriters are lenders, and serve other roles, under our Amended Credit Agreement.
Notices to Prospective Investors
Notice to prospective investors in Canada
The shares of common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares of common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus supplement (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.
Notice to prospective investors in the European Economic Area and the United Kingdom
In relation to each Member State of the European Economic Area and the United Kingdom (each a “Relevant State”), no shares of common stock have been offered or will be offered pursuant to this offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares of common stock which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of shares of common stock may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:
(a)	to any legal entity which is a qualified investor as defined under the Prospectus Regulation;
(b)
to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the underwriters for any such offer; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation;
provided that no such offer of shares of common stock shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.
For the purposes of this provision, the expression an “offer to the public” in relation to shares of common stock in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of common stock to be offered so as to enable an investor to decide to purchase or subscribe for any shares of common stock, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.
Notice to prospective investors in the United Kingdom
This prospectus supplement has only been communicated or caused to have been communicated and will only be communicated or caused to be communicated as an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act of 2000, or the FSMA) as received in connection with the issue or sale of our common stock in circumstances in which Section 21(1) of the FSMA does not apply to us. All applicable provisions of the FSMA will be complied with in respect to anything done in relation to our common stock in, from or otherwise involving the United Kingdom.

LEGAL MATTERS
The validity of the shares of common stock offered by this prospectus supplement will be passed upon for us by Morgan, Lewis & Bockius LLP. Cravath, Swaine & Moore LLP will pass upon certain legal matters relating to this offering for the underwriters.
EXPERTS
The consolidated financial statements of Denny’s Corporation and subsidiaries as of December 25, 2019 and December 26, 2018, and for each of the years in the three-year period ended December 25, 2019, and management’s assessment of the effectiveness of internal control over financial reporting as of December 25, 2019, have been incorporated by reference herein in reliance on the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.
The audit report covering the December 25, 2019 consolidated financial statements refers to changes in the method of accounting for leases due to the adoption of Accounting Standards Update (ASU) 2016-02, Leases (Topic 842) and all subsequent ASUs that modified Topic 842 and for revenue from contracts with customers due to the adoption of ASU 2014-09, Revenue from Contracts with Customers (Topic 606) and all subsequent ASUs that modified Topic 606.

PROSPECTUS
$200,000,000

DENNY’S CORPORATION
Common Stock
Preferred Stock
Warrants

We may offer up to $200,000,000 aggregate dollar amount of our common stock, preferred stock and warrants to purchase our common stock or preferred stock from time to time in one or more offerings. This prospectus provides you with a general description of the securities.
We may offer these securities at prices and on terms to be set forth in one or more supplements to this prospectus. These securities may be offered directly, through agents on our behalf or through underwriters or dealers.
Our common stock is traded on the Nasdaq Capital Market under the symbol “DENN.” On June 5, 2020, the closing price of our common stock on the Nasdaq Capital Market was $13.48 per share.
An investment in our securities involves significant risks. See “Risk Factors” on page 3 of this prospectus and in any applicable prospectus supplement and in the documents incorporated by reference in this prospectus for a discussion of factors you should carefully consider before deciding to purchase our securities.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.
The date of this prospectus is June 23, 2020.

i

ABOUT THIS PROSPECTUS
Unless we have indicated otherwise, references in this prospectus to “Denny’s,” the “Company,” “we,” “us” and “our” or similar terms are to Denny’s Corporation, a Delaware corporation, and it subsidiaries.
This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, utilizing a “shelf” registration statement. This prospectus provides you with a general description of the securities we may offer. We will describe the specific terms of those securities, as necessary, in supplements that we attach to this prospectus for each offering. Each supplement will also contain specific information about the terms of the offering it describes. The supplements may also add to, update or change information contained in this prospectus. In addition, as we describe in the sections entitled “Incorporation of Certain Information by Reference” and “Where You Can Find More Information,” we have filed and plan to continue to file other documents with the SEC that contain information about us. Before you decide whether to invest in our securities, you should read this prospectus, the supplement that further describes the offering of those securities and the information we otherwise file with the SEC.
The registration statement that contains this prospectus, including the exhibits to the registration statement, contains additional information about us and the securities being offered under this prospectus. You should read the registration statement and the accompanying exhibits for further information. The registration statement and exhibits can be read and are available to the public over the Internet at the SEC’s website at http: //www.sec.gov.
You should rely only on the information contained or incorporated by reference in this prospectus and in any prospectus supplement. We have not authorized any person to provide any information or make any statement that differs from what is contained in this prospectus. If any person does make a statement that differs from what is in this prospectus, you should not rely on it. This prospectus is not an offer to sell, nor is it a solicitation of an offer to buy, these securities in any state in which the offer or sale is not permitted. The information in this prospectus is accurate as of its date, but the information may change after that date. You should not assume that the information in this prospectus is accurate as of any date after its date.

SUMMARY
The Company
Denny’s Corporation, a Delaware corporation, or Denny’s, is one of America’s largest franchised full-service restaurant chains based on the number of restaurants. Denny’s, through its wholly-owned subsidiary, Denny’s, Inc., owns and operates the Denny’s brand.
Denny’s is known as America’s Diner, or in the case of our international locations, “the local diner.” Open 24/7 in most locations, we provide our guests quality food that emphasizes everyday value and new products through our compelling limited time only offerings, delivered in a warm, friendly “come as you are” atmosphere. Denny’s has been serving guests for over 65 years and is best known for its breakfast fare, which is available around the clock. The Build Your Own Grand Slam, one of our most popular menu items, traces its origin back to the Original Grand Slam which was first introduced in 1977. In addition to our breakfast-all-day items, Denny’s offers a wide selection of lunch and dinner items including burgers, sandwiches, salads and skillet entrées, along with an assortment of beverages, appetizers and desserts.
Our common stock is listed on the Nasdaq Capital Market under the symbol “DENN”.
Corporate Information
Our principal executive offices are located at 203 East Main Street, Spartanburg, South Carolina, 29319-9966, and our phone number is (864) 597-8000.

RISK FACTORS
Any investment in our securities involves a high degree of risk. In addition to the other information included or incorporated by reference in this prospectus and any accompanying prospectus supplement, you should carefully consider the important factors set forth under the heading “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended December 25, 2019, our Quarterly Report on Form 10-Q for the quarter ended March 25, 2020, and in our subsequent annual reports on Form 10-K, quarterly reports on Form 10-Q and other reports we file with the SEC from time to time, which are incorporated herein by reference, before investing in our securities. Any of the risk factors referred to above could significantly and negatively affect our business, results of operations or financial condition, which may lower the trading price of our common stock. The risks referred to above are not the only ones that may exist. Additional risks not currently known by us or that we deem immaterial may also impair our business operations. You may lose all or a part of your investment. For further details, see the sections entitled “Where You Can Find More Information” and “Incorporation of Certain Information by Reference.”

CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING STATEMENTS
This prospectus and the documents incorporated by reference herein include forward-looking statements within the meaning of Private Securities Litigation Reform Act of 1995, as codified in Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. The Company urges caution in considering its current trends and any outlook on its operations and financial results disclosed in this report. In addition, certain matters discussed in this prospectus supplement and the documents incorporated by reference herein may constitute forward-looking statements. These forward-looking statements, which reflect the Company’s best judgment based on factors currently known, are intended to speak only as of the date such statements are made and involve risks, uncertainties, and other factors that may cause the actual performance of Denny’s Corporation, its subsidiaries, and underlying restaurants to be materially different from the performance indicated or implied by such statements. Words such as “expect”, “anticipate”, “believe”, “intend”, “plan”, “hope”, and variations of such words and similar expressions are intended to identify such forward-looking statements. Except as may be required by law, the Company expressly disclaims any obligation to update these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events. Factors that could cause actual performance to differ materially from the performance indicated by these forward-looking statements include, among others: the rapidly evolving COVID-19 pandemic and related containment measures, including the potential for further operational disruption from government mandates affecting restaurants; economic, public health and political conditions that impact consumer confidence and spending, including COVID-19; competitive pressures from within the restaurant industry; the level of success of our operating initiatives and advertising and promotional efforts; adverse publicity; health concerns arising from food-related pandemics, outbreaks of flu viruses, such as avian flu, or other diseases; changes in business strategy or development plans; terms and availability of capital; regional weather conditions; overall changes in the general economy (including with regard to energy costs), particularly at the retail level; political environment (including acts of war and terrorism); and other factors from time to time set forth in the Company’s SEC reports and other filings, including but not limited to the discussion in Management’s Discussion and Analysis and the risks identified in Item 1A. Risk Factors contained in the Company’s Annual Report on Form 10-K for the year ended December 25, 2019, the Company’s Quarterly Report on Form 10-Q for the quarter ended March 25, 2020 and in the Company’s subsequent reports it files with the SEC from time to time.

SECURITIES OFFERED BY THIS PROSPECTUS
Using this prospectus, we may offer from time to time, in one or more series, together or separately, at prices and terms to be determined at the time of offering:
•	shares of common stock, $0.01 par value;
•	shares of preferred stock, $0.10 par value; and
•	warrants to purchase shares of common stock or preferred stock.
The shares of preferred stock may be convertible into or exchangeable for shares of our common stock or preferred stock issued by us.
See “Description of Capital Stock” for a description of the terms of the common stock and preferred stock and “Description of Warrants” for a description of the terms of the warrants.
USE OF PROCEEDS
Although we expect to use a substantial portion of the net proceeds from the sale of securities under this prospectus for general corporate purposes, we have not allocated these net proceeds for specific purposes. If, as of the date of any prospectus supplement, we have identified any different or more specific uses for the net proceeds, we will describe them in the prospectus supplement. The amount of securities offered from time to time pursuant to this prospectus and any prospectus supplement, and the precise amount of the net proceeds we will receive from the sale of such securities, as well as the timing of receipt of those proceeds, will depend upon our funding requirements.
PLAN OF DISTRIBUTION
We may sell the securities included in this prospectus (i) through agents, (ii) through underwriters, (iii) through dealers, (iv) directly to a limited number of purchasers or to a single purchaser, or (v) through a combination of any such methods of sale.
The distribution of the securities may be effected from time to time in one or more transactions, including block transactions and transactions on the Nasdaq Capital Market or any other organized market where the securities may be traded:
•	at a fixed price or at final prices, which may be changed;
•	at market prices prevailing at the time of sale;
•	at prices related to such prevailing market prices; or
•	at negotiated prices.
Offers to purchase securities may be solicited directly by us, or by agents designated by us, from time to time. Any such agent, which may be deemed to be an underwriter as that term is defined in the Securities Act, as amended, involved in the offer or sale of the securities in respect of which this prospectus is delivered will be named, and any commissions payable by us to such agent will be set forth, in the applicable prospectus supplement.
If an underwriter is, or underwriters are, utilized in the offer and sale of securities in respect of which this prospectus and the applicable prospectus supplement are delivered, we will execute an underwriting agreement with such underwriter(s) for the sale to it or them and the name(s) of the underwriter(s) and the terms of the transaction, including any underwriting discounts and other items constituting compensation of the underwriters and dealers, if any, will be set forth in such prospectus supplement, which will be used by the underwriter(s) to make resales of the securities in respect of which this prospectus and such prospectus supplement are delivered to the public. The securities will be acquired by the underwriters for their own accounts and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.
If a dealer is utilized in the sale of the securities in respect of which this prospectus is delivered, we will sell such securities to the dealer, as principal. The dealer may then resell such securities to the public at varying prices to be determined by such dealer at the time of resale. The name of the dealer and the terms of the transaction will be identified in the applicable prospectus supplement.
If an agent is used in an offering of securities being offered by this prospectus, the agent will be named, and the terms of the agency will be described, in the applicable prospectus supplement relating to the offering. Unless otherwise indicated in the prospectus supplement, an agent will act on a best efforts basis for the period of its appointment.
If indicated in the applicable prospectus supplement, we will authorize underwriters or their other agents to solicit offers by certain institutional investors to purchase securities from us pursuant to contracts providing for payment and delivery at a future date. Institutional investors with which these contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others. In all cases, these purchasers must be approved by us. The obligations of any purchaser under any of these contracts will not be subject to any conditions except that (a) the purchase of the securities must not at the time of delivery be prohibited under the laws of any jurisdiction to which that purchaser is subject, and (b) if the securities are also being sold to underwriters, we must have sold to these underwriters the securities not subject to delayed delivery. Underwriters and other agents will not have any responsibility in respect of the validity or performance of these contracts.
Certain of the underwriters, dealers or agents utilized by us in any offering hereby may be customers of, engage in transactions with, and perform services for us or one or more of our affiliates in the ordinary course of business. Underwriters, dealers, agents and other persons may be entitled, under agreements which may be entered into with us, to indemnification against certain civil liabilities, including liabilities under the Securities Act.
Until the distribution of the securities is completed, rules of the SEC may limit the ability of the underwriters and certain selling group members, if any, to bid for and purchase the securities. As an exception to these rules, the representatives of the underwriters, if any, are permitted to engage in certain transactions that stabilize the price of the securities. Such transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the securities.
If underwriters create a short position in the securities in connection with the offering thereof (in other words, if they sell more securities than are set forth on the cover page of the applicable prospectus supplement), the representatives of such underwriters may reduce that short position by purchasing securities in the open market. Any such representatives also may elect to reduce any short position by exercising all or part of any over-allotment option described in the applicable prospectus supplement.
Any such representatives also may impose a penalty bid on certain underwriters and selling group members. This means that if the representatives purchase securities in the open market to reduce the underwriters’ short position or to stabilize the price of the securities, they may reclaim the amount of the selling concession from the underwriters and selling group members who sold those shares as part of the offering thereof.
In general, purchases of a security for the purpose of stabilization or to reduce a syndicate short position could cause the price of the security to be higher than it might otherwise be in the absence of such purchases. The imposition of a penalty bid might have an effect on the price of a security to the extent that it was to discourage resales of the security by purchasers in the offering.
Neither we nor any of the underwriters, if any, makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the securities. In addition, neither we nor any of the underwriters, if any, makes any representation that the representatives of the underwriters, if any, will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.
The anticipated date of delivery of the securities offered by this prospectus will be described in the applicable prospectus supplement relating to the offering. The securities offered by this prospectus may or may not be listed on a national securities exchange or a foreign securities exchange. We cannot give any assurances that there will be a market for any of the securities offered by this prospectus and any prospectus supplement.

DESCRIPTION OF CAPITAL STOCK
General
Our authorized capital stock consists of 160,000,000 shares of capital stock consisting of 135,000,000 shares of common stock, par value $0.01 per share, and 25,000,000 shares of preferred stock, par value $0.10 per share. As of June 3, 2020, we had 55,708,958 shares of common stock outstanding and no shares of preferred stock outstanding. Also as of June 3, 2020, we had outstanding (i) 122,700 shares of our common stock subject to outstanding options, with an exercise price of $3.89 per share, (ii) 1,602,304 shares of our common stock issuable upon conversion of outstanding restricted stock units, (iii) 1,588,596 shares of our common stock issuable upon conversion of outstanding performance stock units assuming maximum performance is achieved, (iv) 708,801 shares of our common stock related to earned performance stock units that have been deferred and are included in our deferred compensation plan and (v) 1,730,844 shares of our common stock available for awards under the Denny’s Corporation 2017 Omnibus Incentive Plan.
The following is a summary of the rights of our common and preferred stock and some of the provisions of our restated certificate of incorporation, as amended, or certificate of incorporation, our amended and restated by-laws, or by-laws, and the Delaware General Corporation Law, or DGCL. This summary is not complete. For more detailed information, please see our certificate of incorporation and by-laws, which are incorporated by reference into the registration statement of which this prospectus forms a part, and, with respect to our preferred stock, any certificate of designation that we may file with the SEC for a series of preferred stock we may designate, if any, as well as the relevant provisions of the DGCL. For information on how to obtain copies of our certificate of incorporation and by-laws, which are exhibits to the registration statement of which this prospectus forms a part, see the sections of this prospectus entitled “Where You Can Find More Information” and “Incorporation of Certain Information by Reference.”
Common Stock
Each issued and outstanding share of our common stock is entitled to one vote per share on all matters to be voted upon by our stockholders. Unless a greater number of affirmative votes is required by the certificate of incorporation, the by-laws, the rules or regulations of any stock exchange applicable to the Company, the DGCL or other law or regulation applicable to the Company, if a quorum exists at any meeting of stockholders, stockholders shall have approved any matter, other than the election of directors, by majority vote. Except in the event of a vacancy on the board of directors, a nominee for director shall be elected to the board of directors by the vote of the majority of the votes cast by stockholders with respect to that director’s election at any meeting of stockholders for the election of directors at which a quorum is present. Holders of common stock do not have cumulative voting rights.
The holders of our common stock have no preemptive rights and have no rights to convert the common stock into any other securities.
Subject to the rights of holders of our preferred stock, if any, in the event of a liquidation, dissolution or winding up of the Company, holders of our common stock will be entitled to participate equally, share for share, in all assets remaining after payment of liabilities.
The holders of the common stock are entitled to receive ratably such dividends as our board of directors may declare out of funds legally available therefor, when and if so declared.
Continental Stock Transfer & Trust Company serves as the registrar and transfer agent for our common stock. Our common stock is listed on the Nasdaq Capital Market under the trading symbol “DENN.”
Preferred Stock
The material terms of any series of preferred stock that we offer through a prospectus supplement will be described in that prospectus supplement. We may issue preferred stock from time to time in one or more series for such consideration as may be fixed from time to time by our board of directors. Subject to the limits imposed by the DGCL, our board of directors is authorized to fix and determine for any series of preferred stock the number of shares of such series and the voting powers, designation, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions of such series. Our board of directors could, without stockholder approval, cause us to issue preferred stock which has voting powers, designations, preferences, and other rights that could adversely affect the holders of our common stock or make it more difficult to effect a change in control.
Certain Anti-Takeover Provisions of the Company’s Certificate of Incorporation, By-laws and Delaware Law
The following is a summary of certain provisions of our certificate of incorporation, our by-laws and the DGCL that may have the effect of delaying, deterring or preventing hostile takeovers or changes in control or management of the Company. Such provisions could deprive our stockholders of opportunities to realize a premium on their stock. At the same time, these provisions may have the effect of inducing any persons seeking to acquire or control the Company to negotiate terms acceptable to our board of directors.
Undesignated Preferred Stock
Our certificate of incorporation authorizes our board of directors to issue shares of preferred stock and set the voting powers, designations, preferences, and other rights related to that preferred stock without stockholder approval.
Vacancies on the Board of Directors
Our by-laws provide that any vacancy in our board of directors, including due to newly-created directorships, will be filled by a majority vote of the directors remaining in office and directors so appointed will hold office for the unexpired term and until his or her successor shall be duly chosen or until his or her earlier death, resignation or removal. Our stockholders are not entitled to fill vacancies on our board of directors.
Cumulative Voting
Our certificate of incorporation and by-laws do not provide for cumulative voting.
Ability to Call Special Meeting of Stockholders
Our by-laws provide that special meetings of stockholders may be called by our board of directors by resolution of the board duly adopted by the affirmative vote of a majority of the entire board or, if delegated the authority by a resolution of the board duly adopted by the affirmative vote of a majority of the entire board, our chief executive officer or chairman of the board. No other person, including our stockholders, may call a special meeting of stockholders.
Advance Notification of Stockholder Nominations and Proposals
Our by-laws provide that in order for stockholder nominations of directors or other business to be properly brought before an annual meeting by our stockholders, subject to certain limited exceptions, the stockholders must give notice to the Company not less than 60 calendar days nor more than 90 calendar days prior to the first anniversary of the preceding year’s annual meeting of stockholders. The notice must contain specific information regarding the nominee for director, or other business to be addressed, as well as information regarding the stockholder who is proposing the nomination.
Amendments to By-laws
Our certificate of incorporation and by-laws provide that our board of directors is expressly authorized to make, alter, amend, change, add or repeal our by-laws without the assent or vote of our stockholders. Our by-laws also provide that our stockholders may, at any annual or special meeting, alter, amend or repeal our by-laws by the affirmative vote of the holders of shares constituting a majority of the voting power of all of the then outstanding shares of our capital stock generally entitled to vote in the election of directors, subject to our certificate of incorporation, the DGCL and applicable law.
Business Combinations under Delaware Law
We are a Delaware corporation. Section 203 of the DGCL prohibits a Delaware corporation from engaging in a business combination with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder. The term “business combination” is broadly defined to include mergers, consolidations, and sales and other dispositions of assets having an aggregate market value equal to 10% or more of the consolidated assets of the corporation, and other specified transactions resulting in financial benefits to the interested stockholder. Under Section 203, an “interested stockholder” generally is defined as a person who, together with affiliates and associates, owns (or within the three prior years did own) 15% or more of the corporation’s outstanding voting stock.
This prohibition is effective unless:
•
the business combination or the transaction that resulted in the interested stockholder becoming an interested stockholder is approved by the corporation’s board of directors prior to the time the interested stockholder becomes an interested stockholder;

•
upon consummation of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation, other than stock held by directors who are also officers or by specified employee stock plans; or

•
at or after the time the stockholder becomes an interested stockholder, the business combination is approved by a majority of the board of directors and, at an annual or special meeting, by the affirmative vote of two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

These restrictions generally prohibit or delay the accomplishment of mergers or other takeover or change-in-control attempts that are not approved by a company’s board of directors. A corporation can elect to have Section 203 of the DGCL not apply to it by expressly providing so in its certificate of incorporation or bylaws; we have not made such an election.
Limitation of Personal Liability of Directors and Officers
Our certificate of incorporation eliminates the personal liability of our directors to the fullest extent permitted by the DGCL. The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties. The DGCL and our certificate of incorporation do not permit exculpation for liability:
•	for any breach of the director’s duty of loyalty to the Company or its stockholders,
•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,
•	under section 174 of the DGCL, which pertains, among other things, to liability for the unlawful payment of dividends, or
•	for any transaction from which the director derived an improper personal benefit.
In addition, our certificate of incorporation provides that we will indemnify all persons whom we may indemnify pursuant to Section 145 of the DGCL, including our directors and officers.
Forum Selection
Our by-laws provide, unless our board of directors, acting on behalf of the Company, consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for any and all internal corporate claims, including, but not limited to, (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any stockholder, director, officer, other employee or stockholder of the Company to the Company or the Company’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware or (iv) any action asserting a claim governed by the internal affairs doctrine.

DESCRIPTION OF WARRANTS
This prospectus describes the general terms and provisions of the warrants we may offer and sell under this prospectus. The applicable prospectus supplement will describe the specific terms of the warrants offered through that prospectus supplement as well as any general terms described in this section that will not apply to those warrants.
We may issue warrants to purchase our common stock or preferred stock. Warrants may be issued independently or together with any other securities and may be attached to, or separate from, such securities. Each series of warrants will be issued under a separate warrant agreement to be entered into between us and a warrant agent. The terms of any warrants to be issued and a description of the material provisions of the applicable warrant agreement will be set forth in the applicable prospectus supplement.
The applicable prospectus supplement will describe the following terms of any warrants in respect of which this prospectus is being delivered:
•	the title of such warrants;
•	the aggregate number of such warrants;
•	the price or prices at which such warrants will be issued;
•	the currency or currencies, in which the price of such warrants will be payable;
•	the securities purchasable upon exercise of such warrants;
•	the price at which and the currency or currencies in which the securities or other rights purchasable upon exercise of such warrants may be purchased;
•	the date on which the right to exercise such warrants shall commence and the date on which such right shall expire;
•	if applicable, the minimum or maximum amount of such warrants which may be exercised at any one time;
•	if applicable, the designation and terms of the securities with which such warrants are issued and the number of such warrants issued with each such security;
•	if applicable, the date on and after which such warrants and the related securities will be separately transferable;
•	information with respect to book-entry procedures, if any;
•	if applicable, a discussion of any material United States federal income tax considerations; and
•	any other terms of such warrants, including terms, procedures and limitations relating to the exchange and exercise of such warrants.
LEGAL MATTERS
The validity of the securities described herein will be passed upon for us by Morgan, Lewis & Bockius LLP, Philadelphia, Pennsylvania.
EXPERTS
The consolidated financial statements of Denny’s Corporation and subsidiaries as of December 25, 2019 and December 26, 2018, and for each of the years in the three-year period ended December 25, 2019, and management’s assessment of the effectiveness of internal control over financial reporting as of December 25, 2019, have been incorporated by reference herein in reliance on the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The audit report covering the December 25, 2019 consolidated financial statements refers to changes in the method of accounting for leases due to the adoption of Accounting Standards Update (ASU) 2016-02, Leases (Topic 842) and all subsequent ASUs that modified Topic 842 and for revenue from contracts with customers due to the adoption of ASU 2014-09, Revenue from Contracts with Customers (Topic 606) and all subsequent ASUs that modified Topic 606.
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
The SEC allows us to “incorporate by reference” into this prospectus and any accompanying prospectus supplement the information we have filed with the SEC. The information we incorporate by reference into this prospectus is an important part of this prospectus. Any statement in a document we incorporate by reference into this prospectus will be considered to be modified or superseded to the extent a statement contained in this prospectus, any accompanying prospectus supplement or any other subsequently filed document that is incorporated by reference into this prospectus or any accompanying prospectus supplement modifies or supersedes that statement. The modified or superseded statement will not be considered to be a part of this prospectus or any accompanying prospectus supplement, as applicable, except as modified or superseded.
We incorporate by reference into this prospectus the information contained in the documents listed below, which are considered to be a part of this prospectus:
•	our Annual Report on Form 10-K for the fiscal year ended December 25, 2019 (including portions of our definitive proxy statement on Schedule 14A filed with the SEC on April 9, 2020);
•	our Quarterly Report on Form 10-Q for the quarter ended March 25, 2020;
•
our Current Reports on Form 8-K filed with the SEC on February 4, 2020, March 4, 2020, March 16, 2020 (excluding Item 7.01 and Exhibit 99.1), April 7, 2020 (excluding Item 2.02), May 4, 2020 (excluding Item 2.02 and Exhibit 99.1), May 14, 2020 (excluding Item 2.02 and Exhibit 99.1) and May 27, 2020; and

•
the description of our common stock set forth in our Registration Statement on Form 8-A filed with the SEC on January 7, 1998 under the Exchange Act, including any amendment or report filed for the purpose of updating such description.

We also incorporate by reference all documents filed pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after (i) the date of the initial registration statement and prior to the effectiveness of the registration statement and (ii) the date of this prospectus and prior to the termination of the offering of the securities under this Registration Statement (except in each case for the information contained in such documents that is deemed to be “furnished” and not “filed”).
Statements made in this prospectus or any accompanying prospectus supplement or in any document incorporated by reference in this prospectus or any accompanying prospectus supplement as to the contents of any contract or other document referred to herein or therein are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the documents incorporated by reference, each such statement being qualified in all material respects by such reference.
You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:
Denny’s Corporation
203 East Main Street
Spartanburg, South Carolina
Tel: (864) 597-8000
Copies of these filings are also available, without charge, through the “Investor Relations” section of our website (www.dennys.com) as soon as reasonably practicable after they are filed electronically with the SEC. The information contained on our website is not a part of this prospectus.
WHERE YOU CAN FIND MORE INFORMATION
We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. The SEC’s website contains reports, proxy and information statements and other information regarding issuers, such as us, that file electronically with the SEC.

8,000,000 Shares

Denny’s Corporation
Common Stock
Prospectus Supplement
July 1, 2020
Joint Book-Running Managers
Wells Fargo Securities
SunTrust Robinson Humphrey
Citizens Capital Markets
Regions Securities LLC
Co-Managers
BNP PARIBAS
Fifth Third Securities
MUFG
Blaylock Van, LLC
C.L. King & Associates
Wedbush Securities